Commission File Number: 333-60608
CUSIP Number: 47077R109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D

	☐	Form N-CEN	☐	Form N-CSR

For Period Ended:  September 30, 2019

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I.  Registrant Information

Full name of registrant:  Janel Corporation

Former name if applicable:

Address of principal executive office (Street and Number):  303 Merrick Road, Suite 400

City, State and Zip Code:	Lynbrook, New York 11563

Part II.  Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Janel Corporation (the “Company”) is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended September 30, 2019. As previously disclosed in connection with the delay in filing the Company’s Form 10-K for the fiscal year ended September 30, 2018 and Forms 10-Q for the fiscal quarters ended December 31, 2018, March 31, 2019 and June 30, 2019, the Company required additional time to complete its analysis of complex and technical accounting issues relating to “revenue recognition - principal versus agent considerations” related to its logistics segment.  Following the completion of the review of these accounting issues, the Company focused on filing its Form 10-K for the fiscal year ended September 30, 2018 and Forms 10-Q for the fiscal quarters ended December 31, 2018, March 31, 2019 and June 30, 2019 as soon as practicable. As a result of competing demands on management’s time related to the late filings, the Company is unable to file its Form 10-K for the fiscal year ended September 30, 2019 on or prior to the prescribed due date of December 29, 2019 without unreasonable effort and expense.  It is currently anticipated that the Form 10-K for the annual period ended December 29, 2019 will be filed on or before the fifteenth calendar day following the prescribed due date.

Part IV.  Other Information

(1)           Name and telephone number of person to contact in regard to this notification

Dominique Schulte	516	256-8143
(Name)	(Area code)	(Telephone number)

(2)         Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒    Yes        ☐  No

 (3)         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐    Yes        ☒  No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Janel Corporation
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 27, 2019	By:	/s/ Dominique Schulte
		Name:	Dominique Schulte
		Title:	Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).